                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               (AMENDMENT NO. 1)
                            ALLIANT TECHSYSTEMS INC.

                  (Name of Issuer and Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)
                         ------------------------------

                                  018804 10 4

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                             DARYL L. ZIMMER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            ALLIANT TECHSYSTEMS INC.
                            600 SECOND STREET, N.E.
                            HOPKINS, MINNESOTA 55343
                                 (612) 931-6140

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                            ROBERT A. PROFUSEK, ESQ.
                             JERE R. THOMSON, ESQ.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 6, 1998

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                      AMOUNT OF FILING FEE
                     $215,600,000*                                                $43,120

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the purchase of 2,800,000 shares of Common
    Stock at $77 per share.

/ / Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

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
Amount previously paid: $43,120                Filing party: Alliant Techsystems Inc.
Form or registration no.: Schedule 13E-4       Date filed: November 6, 1998

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ITEM 7. FINANCIAL INFORMATION.

    (a)-(b)The financial information set forth in "Certain Information Concerning the Company-- Summary Historical Consolidated Financial Information" and "--Summary Unaudited Pro Forma Consolidated Financial Information" in the Offer to Purchase is incorporated herein by reference. The financial information set forth on pages 37 through 58 of the Company's Annual Report on Form 10-K/A for the fiscal year ended March 31, 1998, a copy of which is filed as Exhibit
(g)(1) hereto, is incorporated herein by reference. The financial information set forth on pages 2 through 11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1998, a copy of which is filed as Exhibit (g)(2) hereto, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      (a)         (1)* Form of Offer to Purchase, dated November 6, 1998, as amended.
                  (2) Form of Letter of Transmittal.
                  (3) Form of Notice of Guaranteed Delivery.
                  (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                      Other Nominees.
                  (5) Form of Letter to Clients.
                  (6) Form of Guidelines for Certification of Taxpayer Identification Number on
                      Substitute Form W-9.
                  (7) Form of Letter to Stockholders from Peter Bukowick, President, acting Chief
                      Executive Officer and Chief Operating Officer of the Company.
                  (8) Form of Letter to Participants in the Company's 401(k) plans.
                  (9) Form of Letter to Participants in the Company's employee stock purchase plans.
                 (10) Form of Press Release issued by the Company on November 6, 1998.
                 (11) Form of Summary Advertisement published on November 6, 1998.
      (b)         (1) Commitment Letter between the Company and The Chase Manhattan Bank, dated
                      October 26, 1998.
                  (2)* Form of Amended and Restated Credit Agreement, dated as of November 23, 1998 between the Company and The Chase Manhattan Bank.
                  (3)* Form of Credit Agreement, dated as of November 23, 1998 between the Company and The Chase Manhattan Bank.
      (c)             Not applicable.
      (d)             Not applicable.
      (e)             Not applicable.
      (f)             Not applicable.
      (g)         (1)* Audited Consolidated Financial Statements of the Company as of and for the
                      fiscal years ended March 31, 1997 and 1998 (incorporated by reference to pages 37 through 58 of the Company's Annual Report on Form 10-K/A for the
                      fiscal year ended March 31, 1998).
      (2)             Unaudited Consolidated Financial Statements of the Company as of and for the
                      six-month periods ended September 28, 1997 and September 27, 1998
                      (incorporated by reference to pages 2 through 11 of the Company's Quarterly
                      Report on Form 10-Q for the quarterly period ended September 27, 1998).

------------------------

*   Filed herewith.

All other exhibits have been previously filed.

                                       1
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule 13E-4 is true, complete and correct.

                                ALLIANT TECHSYSTEMS INC.

                                By:             /s/ DARYL L. ZIMMER
                                     -----------------------------------------
                                                  Daryl L. Zimmer
                                                 VICE PRESIDENT AND
                                                  GENERAL COUNSEL

November 30, 1998

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                                 EXHIBIT INDEX

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
                                                                                                                   SEQUENTIALLY
                                                                                                                     NUMBERED
      EXHIBITS                                                                                                         PAGE
--------------------                                                                                             -----------------

(a)        (1)        Form of Offer to Purchase, dated November 6, 1998, as amended............................

(b)        (2)        Form of Amended and Restated Credit Agreement, dated as of November 23, 1998 between the
                      Company and The Chase Manhattan Bank.....................................................

           (3)        Form of Credit Agreement, dated as of November 23, 1998 between the Company and The Chase
                      Manhattan Bank...........................................................................

(g)        (1)        Audited Consolidated Financial Statements of the Company as of and for the years ended
                      March 31, 1997 and 1998 (incorporated by reference to pages 37 through 58 of the
                      Company's Annual Report on Form 10-K/A for the fiscal year ended March 31, 1998).........         --

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